SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13d

                                (Amendment No.1)*

Regal Entertainment Group
-------------------------------------------------------
(Name of Issuer)

Class A Common Stock
-------------------------------------------------------
(Title of Class of Securities)

758766109
-------------------------------------------------------
(CUSIP Number)

December 31, 2005
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  5,327,293

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  5,327,293

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  7.9%

12.      TYPE OF REPORTING PERSON*

                  CO

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  5,327,293

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  5,327,293

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  7.9%

12.      TYPE OF REPORTING PERSON*

                  IA

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  5,327,293

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  5,327,293

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  7.9%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

This statement is filed with respect to the shares of common stock, having $.001 par value (the "Common Stock"), of Regal Entertainment Group (the "Issuer") beneficially owned by Amaranth LLC, a Cayman Islands exempted company, Amaranth Advisors L.L.C. and Nicholas M. Maounis (collectively, the "Reporting Persons") as of February 15, 2006 and amends and supplements the Schedule 13G filed March 21, 2005 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.    Ownership.   See footnote (*)

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          The Reporting Persons beneficially own 5,327,293 shares of the issuer's Common Stock, such amount comprising (i) 31,400 shares of Common Stock, and (ii) $80,443,000 aggregate principal amount of the Issuer's 3 3/4% Convertible Senior Notes due May 15, 2008, which are convertible into 5,295,893 shares of Common Stock.

     (b)  Percent of class:

          7.9%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote

                0

          (ii)  Shared power to vote or to direct the vote

                See Item 4(a).

          (iii) Sole power to dispose or to direct the disposition of

                0

          (iv)  Shared power to dispose or to direct the disposition of

                See Item 4(a).

     * The Indenture dated as of May 28, 2003 between Regal Entertainment Group (the "Company") and U.S. Bank National Association, as Trustee (the "Indenture"), for the 3 3/4% Convertible Senior Notes due May 15, 2008 (the "Notes") of Regal Entertainment Group (the "Company") provides for the Notes to be converted into Class A common stock of the Company at a conversion price determined pursuant to its terms. Section 10.4(e) of the Indenture sets forth the calculation to be used for adjusting the conversion price in the event of a distribution in excess of the Maximum Allowed Amount, as defined in the Indenture (any such distribution, an "Excess Dividend"). In relevant part,
Section 10.4(e) provides as follows:

          the Conversion Price shall be reduced so that the same shall equal the price determined by multiplying such Conversion Price in effect immediately prior so such date of determination by a fraction of which (x) the numerator shall be the average of the Volume Weighted Average Prices for the three Trading Days ending on the date immediately preceding the Ex-Dividend Date for such dividend or distribution less the difference between (a) the sum of such dividends or distributions during such 12 months preceding the date of payment applicable to one share of Class A Common Stock (determined on the basis of the number of shares of Class A Common Stock outstanding on the determination date) and (b) the Maximum Allowed Amount and (y) the denominator shall be such average of the Volume Weighted Average Prices for the three Trading Days ending on the date immediately preceding the dividend date for such divided [sic] or distribution. (emphasis added).

     As detailed in the governing contractual language set forth above, the Volume Weighted Average Price to be used in the numerator of the equation is for the three Trading Days immediately preceding the Ex-Dividend Date ("VWAP Ex-Dividend"). In contrast, the Volume Weighted Average Price to be used in the denominator of the equation is for the three Trading Days immediately preceding the dividend date ("VWAP Dividend").

     Based on the adjusted conversion price reported in the Company's Current Reports on Form 8-K and, in particular, those Current Reports filed with the Commission on June 22, 2004, September 16, 2004, December 16, 2004, March 15, 2005, June 17, 2005, September 21, 2005 and December 19, 2005 the Reporting Person believes that the conversion price adjustments made by the Company in connection with the Excess Dividends paid on June 15, 2004, September 15, 2004, December 15, 2004, March 15, 2005, June 16, 2005, September 16, 2005 and
December 16, 2005 have incorrectly used the VWAP Ex-Dividend in the denominator of the equation in place of the contractually specified VWAP Dividend.

     If the conversion price adjustments made by the Company in connection with the Excess Dividends had been made according to the governing contractual language in the Indenture, then the conversion rate determined by application of the formula in Section 10.4(e) would be 66.7393 (based on Bloomberg VWAP data) and the Conversion Price would be $14.98367. If the adjustment had been made in such manner, the Reporting Persons' responses to this Item 4 of this Schedule 13G, would be as follows:

     (a)  Amount beneficially owned:

          The Reporting Persons beneficially own 5,400,110 shares of the Issuer's Common Stock, such amount comprising (i) 31,400 shares of Common Stock, and (ii) $80,443,000 aggregate principal amount of the Issuer's 3 3/4% Convertible Senior Notes due May 15, 2008, which are convertible into an aggregate of 5,368,710 shares of Common Stock.

     (b)  Percent of class:

          8.0%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote

                0

          (ii)  Shared power to vote or to direct the vote

                See Item 4(a).

          (iii) Sole power to dispose or to direct the disposition of

                0

          (iv)  Shared power to dispose or to direct the disposition of

                See Item 4(a).

Item 10. Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:   February 15, 2006

          AMARANTH LLC,
                   by Amaranth Advisors L.L.C., its Trading Advisor

                   By: /s/ Nicholas M. Maounis
                       -----------------------
                           Nicholas M. Maounis,
                           Managing Member

          AMARANTH ADVISORS L.L.C.

          By: /s/ Nicholas M. Maounis
              -----------------------
                  Nicholas M. Maounis,
                  Managing Member

          NICHOLAS M. MAOUNIS

          /s/ Nicholas M. Maounis
          -----------------------
              Nicholas M. Maounis,